

07007592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
~~PART III~~

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 2007

SEC FILE NUMBER
8-43278

FACING PAGE

DIVISION OF MARKET REGULATION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Mutual of America Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amir Lear — 212-224-1940 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MUTUAL OF AMERICA
SECURITIES CORPORATION

320 PARK AVENUE
NEW YORK NY 10022-6839
212 224 1600
212 224 2500 FAX

OATH OR AFFIRMATION

I, William S. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual of America Securities Corporation, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



William S. Conway
Chairman of the Board and
Chief Executive Officer



Notary Public

CHRISTOPHER M. MISEO
NOTARY PUBLIC STATE OF NEW YORK
NO. 01-MI4899484
QUALIFIED IN NEW YORK COUNTY
CERT. FILED IN NEW YORK COUNTY
COMMISSION EXPIRES AUGUST 29, 2007

CONTENTS OF REPORT

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Mutual of America Securities Corporation:

We have audited the accompanying statement of financial condition of Mutual of America Securities Corporation (the "Company") (a Delaware corporation and a wholly owned subsidiary of Mutual of America Holding Company, Inc. which is a wholly owned subsidiary of Mutual of America Life Insurance Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Mutual of America Securities Corporation as of December 31, 2006, and the results of its operations, and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
February 26, 2007

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

ASSETS:	
Cash and cash equivalents	$ 44,765
Money market investment	667,687
Deferred federal income taxes	2,190,710
Other assets	1,689
Total assets	$ 2,904,851

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
General expenses due and accrued	$ 31,183
Due to affiliates	85,638
Total liabilities	116,821
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value, 3,000 shares authorized, issued and outstanding	3,000
Additional paid-in capital	10,531,677
Accumulated deficit	(7,746,647)
Total stockholder's equity	2,788,030
Total liabilities and stockholder's equity	$ 2,904,851

The *accompanying notes are an integral part of these financial statements.*

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

INCOME:	
Investment income	$ 21,179
Total income	21,179
EXPENSES:	
Salaries and benefits	$ 165,723
Corporate service charge	92,607
Printing	58,732
Licenses and fees	71,847
Rent	35,544
Accounting fees	26,000
Total expenses	450,453
Loss before federal income tax benefit and net realized capital gains	(429,274)
Net realized capital gains	7,167
Loss before federal income tax benefit	(422,107)
Federal income tax benefit - deferred	145,914
Net loss	$ (276,193)

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, December 31, 2006	$ 3,000	$ 10,031,677	$(7,470,454)	$ 2,564,223
Contributed capital	--	500,000	--	500,000
Net loss	--	--	(276,193)	(276,193)
BALANCE, December 31, 2005	$ 3,000	$ 10,531,677	$(7,746,647)	$ 2,788,030

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (276,193)
Reconciliation of net loss to net cash used in operating activities-	
Increase in money market investment	116
Increase in due to affiliates	58,252
Increase in general expenses due and accrued	559
Increase in deferred federal income tax asset	(145,914)
Net cash used in operating activities	(363,180)
CASH FLOW FROM INVESTING ACTIVITIES:	
Proceeds from investments sold	371,000
Cost of investments purchased	(503,463)
Net cash used in investing activities	(132,463)
CASH FLOWS FROM FINANCING ACTIVITY:	
Contributed capital	500,000
Net increase in cash and cash equivalents	4,357
CASH AND CASH EQUIVALENTS, beginning of year	40,408
CASH AND CASH EQUIVALENTS, end of year	$ 44,765

The accompanying notes are an integral part of these financial statements.

MUTUAL OF AMERICA SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. ORGANIZATION

Mutual of America Securities Corporation (the "Company") was established on June 29, 1990, pursuant to Delaware General Corporation Law. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Mutual of America Holding Company, Inc. (the "Corporation"), which is a wholly owned subsidiary of Mutual of America Life Insurance Company ("Mutual of America").

The Company operates as an introducing broker on behalf of affiliated companies with respect to transactions in listed and over-the-counter equity securities. The Company also acts as the distributor for the Mutual of America Institutional Funds, Inc. series of mutual funds.

The Company's sole customers include Mutual of America, its affiliates and sponsored funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash equivalents consist of short-term investments, which are liquid securities with a maturity of three months or less when acquired.

Investments

The Company's portfolio consists of an investment in a money market fund, which is carried at fair value. The money market fund is sponsored by Mutual of America. Security transactions for the Company's portfolio are recorded on a trade date basis.

Estimates by Management

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts as of and for the year ended December 31, 2006. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ["Net Capital Requirements for Brokers or Dealers"] (the "Rule"), which requires the maintenance of minimum net capital of the greater of $25,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $543,893, which was $518,893 in excess of its required net capital. The Company had aggregate indebtedness of $116,821 at December 31, 2006; the ratio of aggregate indebtedness to net capital was .21 to 1.

The Corporation contributed $500,000 to the Company in 2006 in order to meet net capital requirements and to provide for operating expenses for the year. It is the Corporation's intent to continue to contribute capital to the Company as necessary, for regulatory and operating purposes.

MUTUAL OF AMERICA SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

4. RULE 15c3-3 EXEMPTION

Rule 15c3-3 of the Securities Exchange Act of 1934 defines customer protection and mandates reserves, which the broker-dealer must maintain, as well as the proper custody of customers' securities.

The Company is exempt from this Rule because it is an introducing broker-dealer which clears all customers' transactions, on a fully disclosed basis, with a clearing broker, carries no margin accounts, and does not hold funds or securities for, nor owe money or securities to, customers.

5. INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that taxes be provided for the differences between the tax basis of assets and liabilities and their amounts for financial reporting purposes.

The Company is included with the Corporation and other subsidiaries in a consolidated federal income tax return and files separate state and local tax returns. In accordance with the Company's tax sharing arrangement, tax expense/benefit is allocated to the members of the group based on each member's relative contribution to the group's overall tax position on a consolidated basis.

An analysis of the Company's net federal income tax benefit for the year ended December 31, 2006, is as follows:

Federal:	
Current	$ 145,111
Deferred	803
Total net Federal income tax benefit	$ 145,914

The Company's deferred federal income tax assets of $2.8 million arises primarily from net operating losses of $7.9 million expiring between 2019 and 2026 and are presented net of intercompany related payments and receipts. The Company has not recorded a valuation allowance against this asset as management believes that the recognition of the deferred tax asset balance is more likely than not based on the Company's expected future business operations.

6. RELATED PARTY TRANSACTIONS

Mutual of America has incurred costs in connection with the use of its personnel, property and facilities on behalf of the Company. Mutual of America allocates these costs to the Company each month, and the Company reimburses Mutual of America periodically. During 2006, such costs were $242,657 and are reflected in the statement of operations. In 2006, the Company did not charge its affiliates a fee for services rendered.

SCHEDULE I

MUTUAL OF AMERICA SECURITIES CORPORATION

SCHEDULE OF NONALLOWABLE ASSETS
DECEMBER 31, 2006

Deferred federal income taxes	$2,190,710
Other assets	1,689
Total nonallowable assets	$2,192,399

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities Corporation as of December 31, 2006

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 2,788,030	3480
2.	Deduct: Ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			2,788,030	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 2,788,030	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition	$ 2,192,399	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities -proprietary capital charges		3600		
	D. Other deductions and/or charges	5,000	3610	(2,197,399)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net Capital before haircuts on securities positions			$ 590,631	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	46,738	3734		
	D. Undue concentration	.	3650		
	E. Other (List)		3736	(46,738)	3740
10.	Net Capital			$ 543,893	3750

OMIT PENNIES

Note: No material differences exist between the audited Computation of Net Capital and the corresponding schedules included in the Company's unaudited December 31, 2006 Form X-17A-5 Part IIA filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities Corporation as of December 31, 2006

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)		$ 7,788	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 25,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$ 25,000	3760
14.	Excess net capital (line 10 less 13)		$ 518,893	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)		$ 532,211	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 116,821	3790
17.	Add:			
	A. Drafts for immediate credit	$ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
	C. Other unrecorded amounts (List)	$ [3820]	$	3830
19.	Total aggregate indebtedness		$ 116,821	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 + line10)		% 0.21	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		% N/A	3860

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$ N/A	3760
25.	Excess net capital (line 10 less 24)	$ N/A	3910
26.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual of America Securities Corporation December 31, 2006

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1)-$2,500 capital category as per Rule 15c3-1			4550
B. (k)(2)(A)-"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)(2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis			
Name of clearing firm Bear Stearns Securities Corporation, Inc.	4335	X	4570
D. (k)(3)-Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months accruals, (as defined below), which have not been deducted in the computation of Net Ca 2192399

Type of proposed withdrawal or Accrual See below for code to enter	Name of lender or contributer	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645

Total $ N/A 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Note: In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the period ended December 31, 2006.



KPMG LLP
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5**

To the Shareholder of
Mutual of America Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Mutual of America Securities Corporation (the Company) (a wholly owned subsidiary of Mutual of America Life Insurance Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control)as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than the specified parties.

KPMG LLP

New York, New York
February 26, 2007

END